UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Press Release Concerning Filing of Annual Report on Form 20-F

On April 23, 2020, B Communications Ltd. (the “Company”) filed its annual report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”).

The Company has issued a press release announcing the filing of the 2019 Form 20-F and the availability of the 2019 Form 20-F at the Company’s corporate website. A copy of that press release is appended as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: April 23, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release issued by B Communications Ltd. on April 23, 2020 announcing the filing of its annual report on Form 20-F for the year ended December 31, 2019.